                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          SEIRIOS INTERNATIONAL, INC.
                (Name of Small Business Issuer in its Charter)

             Nevada                                        88-0237454
    (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                        Identification No.)

             16801 Addison Road, Suite 425, Addison, TX 75001
                   (Address of principal executive offices)

        Issuer's telephone number, including area code: (972) 733-3383

          Securities registered pursuant to Section 12(b) of the Act:

 Title of each class to be so registered       Name of each exchange on which
                                             each class is to be registered:
                                None                 N/A

             Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                              $.001 Par Value Common Stock
                              (Title of class)

                                       1
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                          SEIRIOS INTERNATIONAL, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

ITEM 3.  DESCRIPTION OF PROPERTY

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.  DESCRIPTION OF SECURITIES

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.  LEGAL PROCEEDINGS

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

                                   PART F/S

FINANCIAL STATEMENTS

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

SIGNATURES

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PART I

Except for the historical information, this Form 10-SB contains forward-looking statements (including statements in the future tense and statements using the terms "believe," "anticipate," " expect," "intend", or similar terms), which we have made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those discussed in this registration statement. Factors that could cause or contribute to such differences include, but are not limited to, those we discuss in "Item 1 -Description of Business" and "Item 2 -- Management's Discussion and Analysis or Plan of Operations" (particularly the section entitled "Outlook:
Issues and Risks"), as well as factors discussed elsewhere in our registration statement, in any document incorporated by reference in this registration statement or in any other future filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

ITEM 1.  DESCRIPTION OF BUSINESS

SUMMARY

Seirios is a professional employer organization ("PEO") that provides a comprehensive personnel management system for its clients. Our services include a broad range of services for small businesses, including the following:

 .  payroll and benefits administration,
 .  payroll tax filings,
 .  personnel records management,
 . workers' compensation and medical insurance, . safety programs,
 .  liability management,
 . state and federal regulatory administration and monitoring, . enrollment and termination, and
 .  other human resource services.

Generally, when the Company signs a new client company, it hires all of the client company's employees and leases them back to the client company. The Company carries out its business by entering into one of two types of client service agreements with each of its clients. Each of its client agreements establishes either 1) a three party relationship in which the Company and its client act together with the work-site employees of the client in a standard PEO arrangement, or 2) a two party relationship in which the Company provides administrative services only to the client in an ASO arrangement.

In the case of a PEO type agreement, the agreement allocates responsibilities between the parties, and Seirios assumes responsibility for personnel administration, benefit management, and compliance with most employment - related government regulations. The client retains its employees' services in its business and is the employer for work-site worker selection, supervision, training, compensation determination, hours of work, vacations and various other purposes.

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In the case of an ASO relationship, the major difference is that the Company does not become a co-employer of the client's employees, but otherwise provides the same services with the exception that the client may provide its own workers' compensation insurance coverage for the employees.

Companies such as Seirios that provide comprehensive services in this manner are referred to in our industry as Professional Employer Organizations or PEOs, and are distinguished from "fee for service" companies or "temporaries" services. Fee for service companies typically are payroll processing firms, human resource consultants, and safety consulting firms, that provide a specific service to a client under traditional two party agreements. Temporaries services companies provide employees on a temporary basis as opposed to a long-term basis. In addition, temporaries companies normally provide only selected employees, while PEOs provide the entire work force.

The Company's agreements provide for payment of its invoices for the fees that it charges prior to delivery of each periodic payroll of each client. The Company's fees include the gross payroll of the client (as determined by the client) plus the Company's costs for:

 .  paying employment related taxes,
 .  providing human resources services,
 . providing insurance coverages and benefit plans, and . performing the other services provided by the Company.

The Company also charges its clients an additional fee charge for the administration of the services.

The Company's market development strategy combines direct marketing support, licensing third party sales companies and agencies (both independent sales companies and insurance agencies), a public relations and advertising campaign, and potential acquisitions. In furtherance of its sales strategy, on July 1, 1999, the Company acquired Staff Sourcing Services, Inc., a PEO sales company that had previously provided sales services to the Company on an exclusive basis. The Company hired one of the previous owner/operators and assumed responsibility for the commission salesmen contracted by the acquired company.

Seirios International, Inc. (SRIN) is the parent company of three wholly owned subsidiaries - Seirios Staff Services, Inc. (SSSI), Seirios Staff Services of Arkansas, Inc. (SSSA), and Staff Sourcing Services, Inc. (SSS). Seirios Staff Services, Inc. provides all of the PEO services for the companies, though Seirios Staff Services of Arkansas, Inc. provides approximately 2/3 of the combined Companies' total business (based on client contracts). All of the companies are referred to in this Report as "Seirios" or the "Company" unless the context requires otherwise.

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Services/Benefits

The Company believes that it can help to improve the productivity and profitability of small businesses. By relieving small business owners and key managers of some of their administrative and regulatory burdens, the Company believes that it can enable owners and managers to focus more on the core competencies of their businesses.

The Company seeks to combine each of its client's work-site employees with the employees of its other clients' work-sites to form larger groups for workers' compensation and health insurance coverages, reducing overall premium costs as compared to the costs if a smaller company were to obtain these benefits. Additionally, other economies of scale can be realized from combination of work-site employees in the administration of payrolls, and programs such as cafeteria plans and 401(k) plans. Also, such programs as employee assistance programs can be accessed in ways not practical or cost-effective for individual, smaller employers.

The Company conducts job related risk assessments, implements safety programs and promotes employee satisfaction through human resource management techniques designed to improve employee performance.

The Company believe that its benefits are enhanced through its contracts with third party providers of insurance products. Seirios provides its clients' employees coverage for workers' compensation under a fully insured plan, and coverage for themselves and their families for health insurance through third party providers.

The Company also has used a third party payroll processing company to provide for processing of its clients' payrolls to ensure that all payroll taxes are withheld and paid to the appropriate places on a timely basis. The Company is currently reviewing this approach to delivery of payroll services and is giving serious consideration to bringing the processing of payrolls in-house. An unusual aspect of the Company's payroll processing service delivery is the opening and maintenance of a separate payroll account for each client for the benefit of that client. The Company intends to continue this practice.

Company Description and History

In 1995, Combined Staffing Services, Inc., the Company's predecessor ("Combined Staffing"), acquired the customer base and employees of Corporate Network Services, Inc. Combined Staffing changed its name to Seirios Staff Services, Inc. and completed a reverse merger into a public company in April 1997. The public company was previously named Exactly Sportswear, Inc., and its common stock was traded on the OTC Bulletin Board. This company's name was changed to Seirios International, Inc. prior to the merger. The new Seirios International, Inc. shares were exchanged for Seirios Staff Services, Inc. shares, and Seirios Staff Services, Inc. became a wholly-owned subsidiary of Seirios International, Inc. In July 1999, Seirios International, Inc. acquired Staff Sourcing Services, Inc.

By July 1999, the combined companies (with the addition of Seirios Staff Services of Arkansas, Inc. and Staff Sourcing Services, Inc.) grew from 90 covered employees in 1995 to almost 1,100 covered employees with over 40 clients in thirteen states (Alabama, Arkansas, California, Florida, Georgia, Kansas, Mississippi, Missouri, Texas, Oklahoma, Oregon, Virginia, and Washington). During the second fiscal quarter of 1999, the Company lost its largest client due to the filing for protection of Seirios Staff Services, Inc. under Chapter 11 of the Federal bankruptcy laws. The filing caused the Company's payroll processing provider, ADP, to discontinue some important services, and, as a result, this large client sought services from another PEO company. See "Legal Proceedings" below.

Substantial management changes occurred in March 1996, in July 1997, in the second quarter of 1998, and again in January 1999. The Company has recently completed the development of employer manuals, employee handbooks, and a Web site.

The Company filed for protection of its subsidiary, Seirios Staff Services, Inc. under Chapter 11 of the federal bankruptcy laws in April 1999, as described in more detail under "Legal Proceedings" below. The Company currently holds PEO licenses in Texas and Arkansas, as required by those states.

Products/Services

Seirios offers an array of "value added" human resource management services to its clients and also offers a range of benefits to the work-site employees. These include:

Payroll Management
------------------

These services include: Payroll processing and paycheck preparation and delivery, Federal and State tax withholding, payment and reporting, garnishments, and tracking of employee accrued vacation and absences.

Section 125 Cafeteria Plan
--------------------------

This product package is a full feature 125 Plan and provides a pretax income benefit for payment of Medical, Dental and Vision premiums, and for out-of-pocket unreimbursed expenses such as Medical, Dental, and Vision co-payments and deductibles, and Child Care expenses.

Workers Compensation Programs and Risk Management
-------------------------------------------------

Workers' Compensation insurance is carried on all employees on a full-first-dollar coverage basis. These programs also cover assistance in compliance with OSHA, EPA, and other federal and state regulatory agencies that require scheduled reporting, as well as supervised and documented safety programs, loss prevention and risk control services.

Comprehensive Health Insurance Coverage and Benefits
----------------------------------------------------

Fully insured programs, providing employee health, life and disability insurance needs; including dental and vision care options are services included in this package.

Human Resource Management
-------------------------

A package of services including recruiting, pre-employment screening, continuous training, employee retention through benefit enhancement, and, when beneficial, discontinuing the employee/employer relationship. Compliance with the Internal Revenue Service (IRS), Equal Employment Opportunity Commission (EEOC), Employee Retirement Income Security Act (ERISA), Consolidated Omnibus Budget Reconciliation Act of 1987 (COBRA), Family Medical Leave Act (FMLA), American with Disabilities Act (ADA), etc.

401(k) Retirement Savings Plan
------------------------------

This product provides a profit-sharing plan with a cash or deferred arrangement ("CODA") under the Internal Revenue Code of 1986 (Code) Section 401(k) and a matching contributions feature.

Employee Assistance Plan
------------------------

This service is a telephone and limited in-person counseling service provided through a national third party provider.

Gap insurance coverages
-----------------------

A national third party provider provides a number of packages of coverage for such needs as cancer, critical disease, short-term disability, dental and vision care, etc. These coverages are offered as an option to all employees at the time of enrollment as employees of Seirios.

Special Banking and Credit benefits
-----------------------------------

The Company recently began the consolidation all of its banking with a national bank in order to obtain added benefits for its Clients through a one stop banking arrangement. The bank was selected because of its size and broad coverage through branch banking. This bank has branches in place in many locations in the U.S. This provides convenience in banking to our Clients' employees. It also provides the capability of more effectively managing "float" funds for overnight investment.

Other Client or Employee Services
---------------------------------

The Company continually seeks to improve its package of services for clients and leased employees. Decisions to add or change programs are based on market research and economics. Programs are adopted when the Company believes that the programs can enhance the Company's ability to grow its client base on a profitable basis.

Market
-------

The initial geographical target markets have been the Dallas Metroplex, Houston, Oklahoma and Arkansas, though Seirios considers itself a national company and does not limit its customer base to the initial geography.

Currently Seirios' customer base consists of more than 30 client companies, representing more than 490 work-site employees as of February 4, 2000. The Company's clients have an average of 16 employees, distributed throughout a wide variety of industries.

The Company attempts to maintain diversity within its client base in order to reduce its exposure to downturns or volatility in any particular industry. The Company believes that this diversity may also help to insulate the Company to some extent from general economic cycles. All prospective customers are evaluated individually on the basis of workers' compensation risk, group medical history, unemployment history and operating stability.

All clients enter into one of Seirios' Client Service Agreements. Each Agreement provides for an initial one-year term, subject to termination by the Company or the client at any time upon 30 day's prior written notice. As a practical matter, Clients can end the relationship at any time by failure to "run" a payroll. After the initial term, the contract is renewed unless terminated.

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

The Company's service fee is stated in the Client Service Agreement. This fee is based on a pricing model that takes into account the gross pay of each employee as determined and provided by the Client, plus the calculated costs of paying employment related taxes, providing human resource services, performing administrative functions and providing insurance coverages and benefit plans and other services provided by the Company. Client specific information used to initially determine service fees is gathered from the prospect client's census which reflects information on each employee of the client, including gross pay, workers' compensation classification, payroll frequency, whether medical benefits are provided, and various other data. These items are combined to yield a service fee, which is stated as a percentage of gross pay. Fees are invoiced along with each periodic payroll. Fees for a particular client are also influenced by the client's claims history and other client specific factors. Payroll data on each employee is entered into the Company's payroll database, changes in the client's employee base such as changes in rates of pay for existing employees or the addition of new employees, will be automatically reflected in client invoices and on payroll disbursements made by Seirios.
Using this method of service delivery and billing causes the company's costs to be higher in the first months of a calendar year, and also when new employees are added by a customer company, and in the first few months of a client's service. This is true because of annual limits on taxability for unemployment and Social Security based taxes. There is also the inherent risk of the loss of a customer after the high cost months, and before the lower cost months can improve the bottom-line results.

The Client Service Agreements also establish the division of responsibilities between Seirios and the client as joint employers. Under the Client Service Agreement in a PEO Agreement relationship, Seirios is solely responsible for all personnel administration and is liable for purposes of certain government regulation. In order to carry out its responsibilities in areas such as discrimination and harassment, the Company must retain the power to enroll and terminate employees. The Client retains the power of selection of employees and setting wage rates. Seirios assumes liability for payment of salaries and wages of its work-site employees and responsibility for providing employee benefits to such persons, regardless of whether the client company makes timely payment of the associated service fee. The Client retains the employee's services and remains liable for the purposes of certain government regulations, compliance with which requires control of the work-site or daily supervisory responsibility or is otherwise beyond Seirios' ability to control.

In an ASO Agreement relationship, the only change is that the Company does not become the co-employer of the Client's employees, and therefore does not provide workers' compensation coverage and also is relieved of certain other aspects of liabilities. Clients are required to pay Seirios no later than one day prior to the applicable payroll date by wire transfer or internal bank transfer, and the receipt of funds is verified prior to release of payroll. Although the Company is ultimately liable as the employer in a PEO Agreement relationship, to pay employees for work previously performed, it retains the right to terminate the Client Service Agreement, as well as the employees upon non-payment by a Client. This right and the periodic nature of payroll, combined with client checks and the natural screening effect of the Company's client selection process, has resulted in an excellent collection history. In an ASO Agreement relationship, this liability is eliminated from the Company and is retained by the Client.

Competition

The Company believes that PEO industry is highly fragmented and consists of approximately 2,000 companies, many of which serve a single market or region. The largest national PEO's include Administaff, Inc., Staff Leasing, Inc. and The Vincam Group, Inc., and the Company also faces competition from large regional PEOs. In recent years, several large companies in related industries have entered the PEO market either through acquiring existing PEOs or through start-up operations. Examples of new market entrants include Paychex, Inc., Automatic Data Processing, Inc. and NovaCare, Inc. Due to the relatively low level of market penetration by the industry, the Company considers its primary competition to be the traditional in-house provision of employee-related services. However, as the PEO industry expands, the Company expects that competition may intensify among PEOs. In addition, the Company competes to some extent with fee-for-service providers such as payroll processors and human resource consultants.

Competition in the PEO industry revolves primarily around quality of services, breadth of services, choice of benefits packages, quality of benefits, reputation and price. The Company believes that it competes favorably in these areas.

Sales and Marketing

The Company markets its services through an Executive Vice-President of Sales and independent agents. The Company incurs costs as a result of the actual beginning of servicing of new clients, and an element of that cost is a commission paid from actual revenues and based upon gross profit margin realized. The Company, during January 2000, added what it believes to be a qualified senior salesperson with the expectation that this new senior salesman will recruit and manage another sizeable group on salespersons. All such additional salespersons will be, like those mentioned above, compensated only by commissions based on realized gross profit margins. The Company provides training for each new sales person in the field, and requires that salesmen use only Company produced sales materials. The Company provides all price proposals. Contracts with new clients are provided by the Company and are effective only after they have been reviewed and approved by the Company.

The Company's marketing programs provide support for the Company's sales operations. This support focuses on communications, market research and analysis, and product development. The marketing effort also provides empirical data for salespersons to assist in prospecting activities in targeted industries and regions. The Company believes that these activities can expand the Company's contacts through new relationships and expand relationships with current clients.

Administrative Employees

At February 4, 2000 the Company employed eleven full-time corporate office and sales employees. The Company believes that its relations with its corporate office and sales employees are good. None of the Company's corporate office and sales employees is covered by a collective bargaining agreement.

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Industry Regulation

Employers in general are regulated by numerous federal laws relating to labor, tax and employment matters. Generally, these laws prohibit race, age, sex, disability and religious discrimination, mandate safety regulations in the workplace, set minimum wage rates and regulate employee benefits. Because many of these laws were enacted prior to the development of non-traditional employment relationships, such as PEO services, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. As a result, interpretive issues concerning the definition of the term "employer" in various federal laws have arisen pertaining to the employment relationship. Unfavorable resolution of these issues could have a material adverse effect on the Company's results of operations or financial condition. Compliance with these laws and regulations is time consuming and expensive. The Company's standard forms of agreement provide that the client is responsible for compliance with certain employment-related laws and regulations, and that the client is obligated to indemnify the Company against breaches of the agreement. However, some legal uncertainty exists with respect to the potential scope of the Company's liability in the event of violations by its clients of employment, discrimination and other laws.

Taxes

As employer of record for its clients' employees in PEO Agreement relationships, the Company assumes responsibility for the payment of federal and state taxes with respect to wages and salaries paid to its worksite employees. There are essentially three types of federal employment tax obligations: income tax withholding requirements, social security obligations under the Federal Income Contribution Act ("FICA") and unemployment obligations under the Federal Unemployment Tax Act ("FUTA"). Under the Internal Revenue Code of 1986, as amended (the "Code"), the employer has the obligation to remit the employer portion and, where applicable, withhold and remit the employee portion of these taxes. In addition, the Company is obligated to pay state unemployment taxes and withhold state income taxes in certain instances.

The Internal Revenue Service ("IRS") has formed a Market Segment Study Group to examine whether PEOs such as the Company are for certain employee benefit and tax purposes the "employers" of worksite employees under the Code. If the IRS were to determine that the Company is not an "employer" under certain provisions of the Code, it could materially adversely affect the Company in several ways. With respect to benefit plans, the tax qualified status of the Company's 401(k) plans could be revoked, and the Company's cafeteria and medical reimbursement plans may lose their favorable tax status (resulting in employer liability, including penalties for failure to withhold applicable taxes in connection with the cafeteria and medical reimbursement plans). The Company cannot predict either the timing or the nature of any final decision that may be reached by the IRS with respect to the Market Segment Study Group or the ultimate outcome of any such decision, nor can the Company predict whether the Treasury Department will issue a policy statement with respect to its position on these issues or, if issued, whether such statement would be favorable or unfavorable to the Company. NAPEO has succeeded in getting federal legislation introduced in 1999 that would clarify these questions in a favorable way.

A determination by the IRS that the Company is not an "employer" under certain provisions of the Code also could lead the IRS to conclude that federal taxes were not paid by the proper party, because such taxes must be paid by the employer. This conclusion could lead to actions by the IRS against clients of the Company seeking direct payment of taxes, plus penalties and interest, even though the taxes were previously paid by the Company. Further, if the Company were required to report and pay such taxes on account of its clients, rather than on its own account as the employer, the Company could incur increased administrative burdens and costs.

In light of the IRS Market Segment Study Group and the general uncertainty in this area, certain legislation has been drafted to clarify the employer status of PEOs in the context of the Code and benefit plans. However, there can be no assurance that such legislation will be proposed and adopted and even if it were adopted, the Company may need to change aspects of its operations or programs to comply with any requirements which may ultimately be adopted. In particular, the Company may need to retain increased sole or shared control over worksite employees if the legislation is passed in its current form.

In addition to the employer/employee relationship requirement described above, pension and profit sharing plans including the Company's 401(k) plans must satisfy certain other requirements under the Code. These other requirements are generally designed to prevent discrimination in favor of highly compensated employees to the detriment of non-highly compensated employees with respect to both the availability of, and the benefits rights and features offered in, qualified employee benefit plans. The Company has made a good faith attempt to apply the non-discrimination requirements of the Code in an effort to maintain its 401(k) plans in compliance with the requirements of the Code. Failure to comply could have a material adverse effect on the Company.

Employee pension welfare benefit plans are also governed by ERISA. ERISA defines an employer as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan." ERISA defines the term employee as "any individual employed by an employer." The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA.

A definitive judicial interpretation of an employer in the context of a full-service PEO arrangement has not been established. If the Company were found not to be an employer for ERISA purposes, its plans would not comply with ERISA and the level of services the Company could offer may be materially adversely affected. Further, as a result of such finding, the Company and its plans would not enjoy the pre-emption of state laws provided by ERISA and could be subject to varying state laws and regulations as well as to claims based upon state common law.

While the Department of Labor has issued advisory opinions to one or more staff leasing companies indicating that their welfare plans, which cover worksite employees, are multiple employer welfare arrangements rather than single employer plans, the Company has not been the subject of any such advisory opinion.

Certain Company Clients maintain their own retirement and/or welfare benefit plans covering worksite employees. The Company's involvement in these plans is limited to forwarding payroll amounts to the Client as directed by the Client to fund such plans and the Company has assumed no obligation in connection with the sponsorship or administration of such plans. While the Company believes that it has no liability in connection with any of these Client plans, due to the legal uncertainty that exists in this area, the Company cannot guarantee that such is the case. Any resultant liabilities could have a material adverse effect on the Company.

Neither the Company nor any of its employees solicit the sale of workers' compensation insurance, health insurance, or any other insurance product. The Company is a buyer of insurance products, not a seller. When a Client's former employees become the employees of the Company, these employees are entitled to participate equally with all other Company employees in insurance and benefit programs. As such, they are "enrolled" in these programs, as they choose, by a company "enroller". State regulation requires licensing of persons soliciting the sale of workers' compensation insurance within that state. In certain states, licenses are obtained by individual agents rather than a corporate entity. Although the Company does not believe that its activities require such licenses, there is a risk that the Company may be deemed to be making sales without a license in jurisdictions where it is not licensed, or that it would cease to maintain necessary licenses upon the departure of the employee who holds certain of such licenses.

Health Care Reform

Various proposals for national health care reform have been under discussion in recent years, including proposals to extend mandatory health insurance benefits to virtually all classes of employees. Any health care reform proposal which mandated health insurance benefits based on the number of employees employed by an entity could adversely affect PEOs such as the Company, which for some purposes are deemed to employ all their clients' employees. In addition, certain reform proposals have sought to include medical costs for workers' compensation in the reform package. If such proposals increased the cost of medical payments or limited the Company's ability to control its workers' compensation costs, the Company's ability to offer competitively-priced workers' compensation coverage to its clients could be adversely affected. While the Company is unable to predict whether or in what form health care reform will be enacted, aspects of such reform, if enacted, may have an adverse effect upon the Company's medical and workers' compensation insurance programs and results of operations.

State and Local Regulation

The Company is subject to regulation by state and local agencies pertaining to a wide variety of labor related laws. As is the case with federal regulations discussed above, many of these regulations were developed prior to the emergence of the PEO industry and do not specifically address non-traditional employers. While many states do not explicitly regulate PEOs, eighteen states have passed laws that have licensing or registration requirements and several others are considering such regulation. Further, a number of other states have passed laws defining PEOs for purposes of addressing, in particular contexts, whether PEOs constitute employers under certain state laws applicable to employers generally. The Company believes it is licensed where required. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. Some states also specify contractual arrangements between the PEO and the client company, and the PEO and the worksite employee. For example, some states require an employment relationship under which the Company must retain sole or shared control over worksite employees, thereby requiring the Company to bear more responsibility than under its standard co-employer model. Because existing regulations are relatively new, there is limited interpretive or enforcement advice available. The development of additional regulations and interpretation of existing regulations can be expected to evolve over time.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of trends in operating results for any future period.

Except for the historical information contained herein, the discussion in this Form 10-SB contains or may contain forward-looking statements (which include statements in the future tense, statements using the terms "believe," "anticipate," "expect," "intend" or similar terms) that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein particularly in "Outlook: Issues and Risks" below, and in "Item 1 -- Business," as well as those factors discussed elsewhere herein or in any document incorporated herein by reference.

Results Of Operations -- Overview

The following is a summary of certain factors which affect results of operations and which have generally applied to the Company in all periods presented.

Revenues

The most significant components of the Company's revenues are payments received from customers for gross salaries and wages paid to PEO worksite employees and to cover the costs of Workers' Compensation insurance, and other benefit programs as well as the Company's service fee. The Company negotiates service fees on a client-by-client basis based on factors such as market conditions, client needs and services requested, the clients' workers' compensation and benefit plan experience, Company administrative resources required, expected profit, and other factors. These are generally expressed as a fixed percentage of the client's gross salaries and wages except for some costs, primarily employer's health care contributions, which are, in some cases, billed to clients on an add-on basis. Because the service fees are negotiated separately with each client and vary according to circumstances, the Company's service fees, and therefore its gross margin, will fluctuate based on the Company's client mix.

Costs Of Revenues

The Company's direct costs of revenues include salaries and wages paid to worksite employees, employment related taxes, costs of health and welfare benefit plans, and workers' compensation insurance costs.

The largest component of direct costs is salaries and wages to worksite employees. Although this cost is generally directly passed through to clients, the Company is responsible for payment of these costs even if not reimbursed by its clients.

Employment related taxes consist of the employer's portion of payroll taxes required under FICA, which includes Social Security and Medicare; and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations, and are subject to change. State unemployment rates are subject to change each year based on claims histories and vary from state to state.

Health care and other employee benefits costs consist of medical, life and disability insurance premiums, and payments of and reserves for claims under the company's dental benefit plan. The Company's Workers' Compensation, health care, and all other disability and/or life plans consist of a mixture of fully-insured programs, with the exception of its dental plan.

Selling, General And Administrative Expenses

The Company's primary operating expenses are personnel expenses, other general and administrative expenses, and sales and marketing expenses. Personnel expenses include compensation, fringe benefits and other personnel expenses related to the Company's internal employees. Other general and administrative expenses include rent, office supplies and expenses, legal and accounting fees, bad debt expenses, insurance and other operating expenses. Sales and marketing expenses include commissions to sales personnel and related expenses.

Depreciation And Amortization

Depreciation and amortization consists primarily of the office furniture and equipment.

Operating Results

Some employment-related taxes are based on the cumulative earnings of individual employees up to a specified wage level. Therefore, these expenses tend to decline over the course of a year. Since the Company's revenues for most of its individual clients are generally earned and collected at a relatively constant rate throughout each year, payment of such unemployment tax obligations positively impacts on the Company's working capital and results of operations as the year progresses. Also, fourth quarter revenues are sometimes increased by year-end bonuses and distributions paid to worksite employees, historically resulting in little or no revenue growth from fourth to first quarter (excluding acquisitions).

Background and General Discussion

While the Company is a successor to a professional employer organization company that was founded in 1991 and has operated continuously since that time in the same business, its corporate and financial structure was altered significantly by its merger into a public company in April of 1997. The surviving corporation and its financial history makes attempts at comparisons of operational and financial performance prior to the merger meaningless. Therefore, the discussion below is limited to the periods following the merger.

Operations and Results Subsequent to the End of Fiscal 1998/1999

In January, 1999 a significant change was made in the management of the Company, and the new management substantially reduced administrative costs. Substantial growth was accomplished in the period from January, 1999 through July, 1999 which, along with the reduced operating costs, resulted in improved operating results.

During the period following the close of fiscal 1999, the Company also successfully concluded longstanding disputes. On April 30, 1999, the Company filed for protection of its operating subsidiary, Seirios Staff Services, Inc. under Chapter 11 of the United States Bankruptcy Act. This action required the dedication of substantial management time and attention as well as the payment for legal counsel and the filing of regular reports with the Court.

The dispute that necessitated the filing was mediated and agreement was reached with the adverse parties in August. In December, the Court confirmed the Company's plan for reorganization (a 100% plan). The settlement agreement was carried out and is concluded.

The Company had attained operating profitability in March of 1999, but by July it was experiencing operating losses due to the increases in costs, loss of revenues and the difficulty in replacing lost clients related to the Chapter 11 proceeding. During the ten months that the operating subsidiary has been in the Chapter 11 proceeding, several clients were lost, and new client prospects were slow to enter into relationships with the Company. In addition, the costs of administering the Chapter 11 proceeding, including the costs of filings and the legal fees, caused overall losses for the consolidated Companies.

Legal costs have been high for the Company for several years. This has been the result of the Company's involvement in a number of disputes. In fiscal 1998 the legal fees amounted to $237,913, and in fiscal 1999 they were $193,006. Through October, 1999, (fiscal 2000) they have amounted to $110,267. With the settlement of all outstanding disputes, management believes that legal costs will continue to decline dramatically.

With the successful conclusion of the Chapter 11 proceeding, the Company is positioned to move into a new era of growth and profitability. New clients have been contracted to replace some of the lost business, so that during the month of February, 2000, the Company expects that it will process payroll for approximately 600 employees. Management believes that the growth rate re-established in December of 1999 and January and February of 2000 will continue and that profitability will return and increase with the growth.

Fiscal Year 1998/1999 as Compared to Fiscal Year 1997/1998

The Company's revenues for the fiscal year ended March 31, 1999 were $19,428,620 as compared to fiscal year 1998 of $ 17,597,003 which represents an increase of
$1,831,617 or 10%.   This increase is due to the work of the administrative
staff in servicing existing customers so that they continue to utilize the company's services and the efforts of the sales force to continually bring in new business.

Direct expenses for fiscal year 1999 were $18,727,352 as compared to $16,994,187 for fiscal year 1998 which represents an increase of $1,733,165, or 10%. This increase represents the corresponding higher costs associated with higher revenues. As a percentage of revenue, direct expenses for the fiscal year 1999 and 1998 were 96% .

Gross profits were $701,268 and $602,816 for fiscal 1999 and 1998, respectively, for an increase of 16%. Gross profits, as a percentage of revenue, were 3.61% and 3.43% for the fiscal years ended March 31, 1999 and 1998, respectively. Selling, general and administrative costs ("SG&A") for fiscal 1999 decreased $257,728, or 20%, from $1,337,280 in fiscal 1998 to $1,079,554. SG&A in 1999 contained $193,006 in legal costs, and in 1998 these costs were $237,913.

Interest expense was $9,649 in fiscal 1998 and $24,977 in fiscal 1999.

Due to the significant loss carry-forward, no income taxes were applicable for either of the reported fiscal years. In addition, the Company carries this loss forward and will not be subject to taxes on its income until the losses have been recovered.

Net loss for fiscal 1999 was $427,698 versus a net loss of $804,738 in fiscal 1998. This decrease is the result of increased business and better control of costs.

Liquidity and Capital Resources

The Company's working capital for fiscal year ended March 31, 1999 was negative. The amount of the negative working capital was $118,223 versus a deficit of $522,989 in fiscal 1997. The improved working capital position is attributable to the continued earnings improvement of the Company and the addition of capital. The company has discontinued financing through borrowing.

Because the company carries full, first dollar coverages in all of its insurance programs, including Workers' Compensation and Health Insurance plans, it has never been required to provide security in the form of letters of credit or other forms of collateral for its insurance programs. The company has succeeded in raising all necessary capital through private placements of its stock, and expects and intends to continue to use this method of financing any future requirements.

Inflation and changing prices have not had a material effect on the Company's net revenues and results of operations in the last three fiscal years, as the Company has been able to modify its prices to respond to inflation and changing prices.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in interim financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal periods beginning after December 15, 1997, at which time the Company will adopt the provisions. The Company does not expect SFAS 131 to have a material effect on reported results.

In March 1998, the AICPA issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Maintained for Internal Use." SOP 98-1 provides guidance on the treatment of costs related to internal use software. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, at which time the Company will adopt the provisions. The Company does not expect SOP 98-1 to have a material effect on reported results.

In April 1998, the AICPA issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Cost of Startup Activities". SOP 98-5 provides guidance on the financial reporting of startup costs and organization costs and requires that the cost of startup activities and organization costs be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, at which time the Company will adopt the provisions. The Company does not expect SOP 98-5 to have a material effect on reported results.


Outlook:  Issues and Risks

The following issues and risks, among others (including those discussed elsewhere herein), should also be considered in evaluating the Company's outlook and before investing in the Company's securities.

Insurance Costs

The Company maintains fully-insured guaranteed cost workers' compensation coverage. State unemployment taxes are, in part, determined by the Company's unemployment claims experience. Medical claims experience also greatly impacts the Company's health insurance rates and claims cost from year to year. Should the Company experience a large increase in claims activity for unemployment, workers' compensation and/or health care, then its costs in these areas would increase. In such a case, the Company may not be able to pass these higher costs to its clients and would therefore have difficulty competing with PEOs with lower claims rates that may offer lower rates to clients.

Tax Treatment

The attractiveness to clients of a full-service PEO arrangement depends in part upon the tax treatment of payments for particular services and products under the Code (for example, the opportunity of employees to pay for certain benefits under a cafeteria plan using pre-tax dollars). The Internal Revenue Service ("IRS") has formed a Market Segment Study Group to examine whether PEOs, such as the Company, are for certain employee benefit and tax purposes the "employers" of worksite employees under the Code. The Company cannot predict either the timing or the nature of any final decision that may be reached by the IRS with respect to the Market Segment Study Group or the ultimate outcome of any such decision, nor can the Company predict whether the Treasury Department will issue a policy statement with respect to its position on these issues or, if issued, whether such statement would be favorable or unfavorable to the Company. If the IRS were to determine that the Company is not an "employer" under certain provisions of the Code, it could materially adversely affect the Company in several ways. With respect to benefit plans, the tax qualified status of the Company's 401(k) plans could be revoked, and the Company's cafeteria and medical reimbursement plans may lose their favorable tax status. If an adverse IRS determination were applied retroactively to disqualify benefit plans, employees' vested account balances under 401(k) plans would become taxable, a 401(k) plan's trust could become a taxable trust and the administrative employer could be subject to liability with respect to its failure to withhold applicable taxes and with respect to certain contributions and trust earnings. In such event, the Company also would face the risk of client dissatisfaction and potential litigation by clients or worksite employees.

As the employer of record for many client companies and their worksite employees, the Company must account for and remit payroll, unemployment and other employment-related taxes to numerous federal, state and local tax, labor and unemployment authorities, and is subject to substantial penalties for failure to do so. In light of the IRS Market Segment Study Group and the general uncertainty in this area, certain proposed legislation has been drafted to clarify the employer status of PEOs in the context of the Code and benefit plans. However, there can be no assurance that such legislation will be proposed and adopted or in what form it would be adopted. Even if it were adopted, the Company may need to change aspects of its operations or programs to comply with any requirements which may ultimately be adopted. In particular, the Company may need to retain increased sole or shared control over worksite employees if the legislation is passed in its current form.

Credit Risks

As the employer of record for its worksite employees, the Company is obligated to pay their wages, benefit costs and payroll taxes. The Company typically bills a client company for these amounts in advance of or at each payroll date, and reserves the right to terminate its agreement with the client, and thereby the Company's liability for future payrolls to the client's worksite employees, if payment is not received within two days of the invoice date. The rapid turnaround necessary to process and make payroll payments leaves the Company vulnerable to client credit risks, some of which may not be identified prior to the time payroll payments are made. There can be no assurance that the Company will be able to timely terminate any delinquent accounts or that its contractual termination rights will be judicially enforced. In selected cases, the company obtains bonds to assure payment.

In addition, the Company may in the future enter market segments through acquisitions or otherwise in which PEOs typically advance wages, benefit costs and payroll taxes to their clients. The Company might start this practice despite the potentially greater credit risk posed by such practices. The Company conducts a limited credit review before accepting new clients. However, the nature of the Company's business and pricing margins is such that a small number of client credit failures could have an adverse effect on its business and financial performance.

Litigation

There are many legal uncertainties about employee relationships created by PEOs, such as the extent of the PEO's liability for violations of employment and discrimination laws. The Company may be subject to liability for violations of these or other laws even if it does not participate in such violations. The Company's standard form of client service agreement establish the contractual division of responsibilities between the Company and its clients for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions and even if it does not participate in such violations. The Company has not been sued in actions alleging responsibility for employee actions (which it considers to be incidental to its business). Although it believes it has meritorious defenses, and maintains insurance (and requires its clients to maintain insurance) covering certain of such liabilities, there can be no assurances that the Company will not be found to be liable for damages in any such suit, or that such liability would not have a materially adverse effect on the Company. Although the client generally is required to indemnify the Company for any liability attributable to the conduct of the client, the Company may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, employees of the client may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such employees.

The Company filed a voluntary petition under Chapter 11 of the federal bankruptcy laws in April, 1999. It settled the dispute that necessitated this filing in August 1999, and fulfilled the terms of the settlement on December 1, 1999. The Bankruptcy Court confirmed the Company's plan for reorganization on November 12, 1999. See more under "Legal Proceedings" below.

Client Relationships

The Company's subscriber agreements with its clients generally may be canceled upon 30 days written notice of termination by either party. While the Company believes that it has experienced client retention better than the industry average in the past, there can be no assurance that those relationships will continue or that historical rates of retention will continue to be achieved. The short-term nature of most customer agreements means that clients could terminate a substantial portion of the Company's business upon short notice.

Uncertainty of Extent of PEO's Liability; Government Regulation of PEOs

Employers are regulated by numerous federal and state laws relating to labor, tax and employment matters. Generally, these laws prohibit race, age, sex, disability and religious discrimination, mandate safety regulations in the workplace, set minimum wage rates and regulate employee benefits. Because many of these laws were enacted prior to the development of non-traditional employment relationships, such as PEO services, many of these laws do not specifically address the obligations and responsibilities of non-traditional "co-employers" such as the Company, and there are many legal uncertainties about employee relationships created by PEOs, such as the extent of the PEO's liability for violations of employment and discrimination laws. The Company may be subject to liability for violations of these or other laws even if it does not participate in such violations. As a result, interpretive issues concerning the definition of the term "employer" in various federal laws have arisen pertaining to the employment relationship. Unfavorable resolution of these issues could have a material adverse effect on the Company's results of operations or financial condition. The Company's standard forms of client service agreement establish the contractual division of responsibilities between the Company and its clients for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions, even if it does not participate in such violations. Although the client generally is required to indemnify the Company for any liability attributable to the conduct of the client or employee, the Company may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, employees of the client may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such employees.

While many states do not explicitly regulate PEOs, various states have passed laws that have licensing or registration requirements and other states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. There can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations of any particular state from time to time.

Competition

The market for many of the services provided by the Company is highly fragmented, with many PEOs currently competing in the United States. Although some of these PEOs have limited operations with relatively few worksite employees, the Company believes that a large number of these PEOs are larger than the Company in size, and have greater financial, marketing and personnel resources than the Company. The Company also competes with non-PEO companies whose offerings overlap with some of the Company's services, including payroll processing firms, insurance companies, temporary personnel companies and human resource consulting firms. In addition, as the PEO industry becomes better established, the Company expects that competition will continue to increase as existing PEO firms consolidate into fewer and better competitors and well-organized new entrants with potentially greater resources than the Company, including some of the non-PEO companies described above, continue to enter the PEO market. The Company's agreements with its clients generally may be canceled upon 30 days written notice of termination by either party. The short-term nature of most customer agreements means that substantially all of the Company's business could be terminated upon short notice

Management of Growth

The Company's success depends, in part, upon its ability to achieve growth and manage this growth effectively. The Company's growth may challenge the Company's management, personnel, resources and systems. As part of its business strategy, the Company intends to pursue growth through its sales and marketing capabilities, marketing alliances and acquisitions. Although the Company believes that it can expand its management, personnel, resources and systems to manage future growth and to assimilate acquired operations, there can be no assurance that the Company will be able to maintain or accelerate its growth in the future or manage this growth effectively. Failure to do so could materially adversely affect the Company's business and financial performance.

Penny Stock Regulations

Trading in the Company's shares of common stock may be subject to the "penny stock" rules adopted by the Securities and Exchange Commission to regulate broker-dealer practices in connection with penny stocks. Penny stock are generally defined as equity securities with a price of less than $5.00 (other than securities registered on national securities exchanges or quoted on the Nasdaq system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require that a broker-dealer, prior to effecting a transaction in a penny stock that is not exempt under the rules, to deliver a standardized risk disclosure document required by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a non-exempt penny stock, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchase and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules, and, accordingly, investors may find it more difficult to sell their shares.

Voting Control

As of February 4, 2000, the officers, directors and significant shareholders owned in excess of fifty percent of the Company's outstanding shares of common stock and may be able, among other things, to control the election of directors and direct the affairs of the Company. Because the holders of shares of Common Stock of the Company do not have cumulative voting rights, holders of more than fifty percent of the outstanding shares voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. In addition, the holders of these shares could control the vote required in connection with any change in control transaction involving the Company.

Shares eligible for future sale by the Company's current shareholders may adversely affect its stock price.

If the Company's shareholders sell substantial amounts of its common stock, including shares issued upon the exercise of outstanding options, in the public market, then the market price of our common stock could fall. While restrictions under the securities laws limit the number of shares of common stock available for sale in the public market, holders of substantially all of the issued and outstanding shares of our common stock and the shares underlying the exercise of options may be able to resell the shares commencing 90 days after the Company becomes a reporting company under the federal securities laws. Sales of these shares could adversely affect the market price of the Company's common stock. The Company may also file a registration statement to register shares of common stock under its stock option plans and agreements. After this registration statement is effective, shares issued upon exercise of stock options would be eligible for resale in the public market without restriction.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company leases all of its offices. The Company's principal executive offices are located at 16801 Addison Road, Suite 425, Addison, Texas 75001 under a lease that expires in 2002. The lease has an escape clause that provides the Company (but not the landlord) the right to cancel the lease before termination. The telephone number at the Company's headquarters location is (972) 733-3383 and its fax number is (972) 733-3826. The Company may be reached by electronic mail through its Web site at www.seirios.com.
                        ---------------

The Company also maintains executive and sales offices in Houston, Texas and Hot Springs, Arkansas, respectively.

The Company believes that these facilities are adequate for its existing operations, although further acquisitions or expansion could increase its office space needs.

ITEM 4. -SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 4, 2000, there were issued and outstanding 22,085,210 shares of Common Stock. There is no other class of voting security of the Company issued or outstanding.

The following table sets forth the number of shares of the Company's Common Stock beneficially owned, as of February 4, 2000, by (i) each person known to the Company to own more than 5% of the Common Stock of the Company (the only class of voting securities now outstanding), (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table (the "Named Officers") and (iv) all directors, Named Officers and other executive officers as a group. Unless otherwise indicated, the number of shares and percentage of ownership of Common Stock for each of the stockholders set forth below assumes that shares of Common Stock that the stockholder may acquire within sixty days are outstanding. Except as otherwise indicated, all shares are owned directly and the owner has the sole voting and investment power with respect thereto. The address of each stockholder is 16801 Addison Road, Suite 425, Dallas, Texas 75001.

--------------------------------------------------------------------------------

NAME AND ADDRESS                  NUMBER OF                 APPROXIMATE
                                  SHARES OWNED              PERCENT OF
                                                            CLASS
--------------------------------------------------------------------------------

Donald C. Dalbosco (1)            7,327,229                  33.2%
--------------------------------------------------------------------------------
G. Allen Lilley(2)                  533,667                   2.4%
--------------------------------------------------------------------------------
George E. Metcalf                    55,000                   *
--------------------------------------------------------------------------------
Thomas Heard                         50,000                   *
--------------------------------------------------------------------------------
Byron Stuckey (3)                   383,000                   1.7%
--------------------------------------------------------------------------------
Johnny Simmons                      904,999                   4.1%
--------------------------------------------------------------------------------
Alan C. Erick                        50,000                   *
--------------------------------------------------------------------------------
Menyu Wong                        3,659,500                  16.5%
--------------------------------------------------------------------------------
Allen C. Lee                      1,300,000                   5.9%
--------------------------------------------------------------------------------
The Barnabas Foundation           1,200,000                   5.4%

--------------------------------------------------------------------------------
All Officers and Directors
as a Group                        9,303,895                  42.1%
--------------------------------------------------------------------------------

*    Less than one percent.

(1) Includes 240,000 shares held as collateral on a note payable over 24 months for the purchase of these shares. As of February 4, 2000, $12,000 of a total of $36,000 has been received by the Company.

(2) Includes 40,000 shares held as collateral on a note payable over 24 months for the purchase of these shares. As of February 4, 2000, $2,000 of a total of $6,000 has been received by the Company.

(3) Includes 240,000 shares held as collateral on a note payable over 24 months for the purchase of these shares. As of February 4, 2000, $12,000 of a total of $36,000 has been received by the Company. Also includes 40,000 shares presently issuable pursuant to presently exercisable options within 60 days.

(4) Includes shares issuable pursuant to presently exercisable options or options exercisable within 60 days of February 4, 2000, held by the directors or Named Executive Officers.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The names of the Company's directors and executive officers, and information about them, are set forth below.

Name                            Age       Position(s) with Company

Donald C. Dalbosco              65        Chairman of the Board, Chief Executive Officer and Director

G. Allen Lilley                 52        Director

George E. Metcalf               66        Director

Thomas Heard                    30        Director

Byron Stuckey                   67        President, Chief Operating Officer, and Assistant Secretary

John H. Simmons                 47        Executive Vice President, Marketing, Sales & Acquisitions

Alan C. Erick                   49        Vice President of Marketing & Human Resources

Donald C. Dalbosco has served as a director of the Company since September 1996, as Chairman of the Board since September 1998, and as Chief Executive Officer since December 1998. Mr. Dalbosco has served as Chief Executive Officer and President of Selected Lands Corporation, a real estate investment company, since June 1971, and as an independent oil operator since 1971.

G. Allen Lilley has served as a director of the Company since January 1999. Mr. Lilley is currently employed by KPRC TV, Channel 2, Houston, in the engineering department, where he purchases and designs audio systems for the station. He has been employed by KPRC for more than 25 years.

George E. Metcalf has served as a director of the Company since January 1998. Mr. Metcalf has served as Planning, Engineering, Integration and Special Projects Engineer at NASA for Lockheed and United Space Alliance since 1988.

Thomas Heard has served as a director of the Company since January 1999. Mr. Heard has served as Network Consultant for Dynamis of Houston since 1997. From 1996 to 1997, Mr. Heard served as General Manager for Micro International, Inc. From 1994 to 1996, Mr. Heard served as MIS Director for JetFill, Inc.

Byron Stuckey has served as President, Chief Operating Officer and Assistant Secretary of the Company since January 1999. Mr. Stuckey was the Company's President and Chairman from April 1996 until July 1997. He carried out private management consulting through Byron Stuckey & Associates, Ltd. during the period of his absence from Seirios from July, 1997, until January, 1999, as well as prior to coming to Seirios in April, 1996, beginning in April, 1982.

John H. Simmons has served as Executive Vice President of Marketing, Sales and Acquisitions since July 1999, when the Company acquired Staff Sourcing Services, Inc., a company that provided sales and marketing services to Seirios on an exclusive basis. Mr. Simmons had been an owner in Staff Sourcing Services since 1996 and had devoted his energies to sales for Seirios since that time. He had, prior to that time, been a salesman for Administaff, Inc. a large PEO based in Houston, Texas, for more than three years.

Alan C. Erick, age 49, joined Seirios as a sales representative in 1997, and was named Vice President of Marketing and Human Resources in charge of the company's insurance and human resources programs in 1999. Prior to joining to Seirios, Mr. Erick had been an administrator for another PEO in Dallas for more than three years. Prior to coming to Seirios, Al spent more than twenty years in banking, including audit to credit management and vice president and loan officer.

ITEM 6.  - EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth the total compensation for the three fiscal years ended March 31, 1998, for Donald C. Dalbosco, the Company's current Chairman and Chief Executive Officer; Byron Stuckey, the Company's current President and Chief Operating Officer; and Ronald Byrd, the Company's former Chief Executive Officer (the "Named Executive Officers"). No other person received cash compensation in excess of $100,000 during the fiscal year ended March 31, 1999.

SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------------------------------------------------
                                                                      Restricted      Number of        All Other
Name and Position        Fiscal                                       Stock           Underlying       Compensation ($)
                         Year        Salary ($)       Bonus ($)       Award           Shares(#)
                                                                      (shares)
-------------------------------------------------------------------------------------------------------------------------
Donald C. Dalbosco          1999         $ 8,000           0               50,000           7,287,229        0
Chairman and CEO            1998               0           0                    0                   0        0
                            1997               0           0                    0                   0        0
-------------------------------------------------------------------------------------------------------------------------
Byron Stuckey               1999          19,500           0              100,000             243,000        0
President, Chief            1998               0           0                    0                   0        0
Operating Officer           1997          60,000           0                    0                   0        0
and Asst. Sect'y
-------------------------------------------------------------------------------------------------------------------------
Ronald Byrd                 1999           [*]             0              100,000                   0        0
Former Chief                1998          58,500           0                                                 0
Executive Officer           1997               0           0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Mr. Byrd was the Company's CEO from April 1998 until January 1999.

EMPLOYMENT AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

In July 1999, the Board of Directors approved an employment agreement between the Company and Mr. John H. Simmons. This agreement provides for an annual base salary of $60,000 and bonus to be awarded at the discretion of the Board. In addition, the agreement provides for the payment of certain benefits in the event of termination other than for cause and certain life and disability benefits.

COMPENSATION OF DIRECTORS

The members of the Board of Directors receive $250 cash compensation for each Board Meeting attended in connection with their service and are entitled to reimbursement for their expenses incurred in connection with attendance at meetings of the Board of Directors or committees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In July 1999, Seirios acquired all of the issued and outstanding shares of common stock of Staff Sourcing Services for an aggregate of 2,500,000 shares of Seirios common stock and the assumption of $120,000 of indebtedness to Donald Dalbosco, Seirios' Chairman and Chief Executive Officer. Mr. Dalbosco owned two thirds of the issued and outstanding shares of Staff Sourcing's common stock and received two thirds of the consideration under the Stock Purchase Agreement. Through a subsequent transaction, as approved by the Company's board of directors, the Company issued shares of its common stock valued at $0.15 per share, in payment of the indebtedness to Mr. Dalbosco.

ITEM 8.  - DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, of which 22,085,210 shares were issued and outstanding and held of record by approximately 180 stockholders as of February 4, 2000. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and some mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value, of which, as of February 4, 2000, 2,483,037.5 shares of Cumulative Convertible Series B Preferred Stock were issued and outstanding and held of record by 8 stockholders.

The Company issued the shares of Cumulative Convertible Series B Preferred Stock on September 1, 1998. These shares have a stated value of $.14 per share, and a dividend rate of 6% of the stated value in Year 1, 7% of the stated value in Year 2, and 8% of the stated value in Year 3. These shares are redeemable by the Corporation by payment at rates from 105% to 110% over the three year period, and must be redeemed no later than three (3) years from the date of issuance. Holders of the Preferred Stock have no voting rights, except as provided under Nevada corporate law.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is currently traded on the Over the Counter (OTC) Bulletin Board under the symbol "SRIN". Prior to April 1997, the Company's common stock traded on the OTC Bulletin Board under the symbol "EXSW" beginning in August 1993. The NASD has published a policy requiring that the Company be fully reporting to the SEC by April 2000, or it will not be available for trading on the OTC Bulletin Board. Although the Company intends to fulfill the NASD requirement and therefore to remain listed, there can be no assurance in this regard.

The following table sets forth for the quarters indicated the range of high and low bid and ask prices of the Company's common stock as reported by the OTC Bulletin Board since April 1, 1997.

       Quarter Ended               High Bid   Low Bid   High Ask   Low Ask
       -------------               --------   -------   --------   -------

     March 31, 2000 (through
           February 20, 2000)       $0.06      $0.03      $0.41     $0.25
     December 31, 1999               0.07       0.06       0.41      0.41
     September 30, 1999              0.07       0.06       0.41      0.41
     June 30, 1999                   0.06       0.06       0.41      0.41

     March 31, 1999                  0.40       0.06       0.55      0.41
     December 31, 1998               0.50       0.06       1.06      0.53
     September 30, 1998              0.13       0.06       1.06      0.81
     June 30, 1998                   0.13       0.13       1.18      0.81

     March 31, 1998                  0.25       0.13       1.25      0.88
     December 31, 1997               0.50       0.25       1.38      1.00
     September 30, 1997              1.25       0.38       4.25      1.00
     June 30, 1997                   0.50       0.38       0.88      0.76

There has been very little trading of the Company's common stock since its merger with Exactly Sportswear and becoming a public company in April 1997. The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. As of February 4, 2000, the Company had 183 shareholders of record.

Dividend Policy

The Company has never declared or paid any cash dividends on its Common Stock and intends to retain earnings, if any, for use in the operation and expansion of its business. The amount of future dividends, if any, will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and other conditions.

ITEM 2. - LEGAL PROCEEDINGS

Except as described below, there are no pending material legal proceedings involving the Company. In April 1999, the Company sought the protection of Chapter 11 of the United States Bankruptcy Law for one of its subsidiaries, Seirios Staff Services, Inc., in the United States Bankruptcy Court for the Northern District of Texas. The Company filed this action because the Company believed it was necessary to resolve a dispute between the Company, and a group of individuals who had provided funds to Combined Staff Services in 1995. These individuals disputed that the Company had acquired control of Combined Staff Services legally, sought return of all funds provided to the Company, and alleged that their investment was in the form of a loan, while the Company had recorded more than one half of the funds as an equity investment. The individuals sued the Company on their claims in 1996, and by April 1999, a trial was scheduled in the Circuit Court of Knox County, Tennessee and additional litigation was active in Texas in the 298/th/ District Court, Dallas County, Texas. The plaintiffs sought damages in the amount of $443,000 together with interest and attorneys fees. After the Company's subsidiary filed the Chapter 11 proceeding, the dispute was successfully mediated in August 1999, and the Company settled the plaintiffs' claims for $300,000. The Bankruptcy Court approved the settlement, and subsequently confirmed the Company's plan for reorganization on November 12, 1999. On December 1, 1999, the Company made the payments required under the settlement. The Company expects the matter to be administratively closed during March, 2000.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued securities in private placement transactions pursuant to
Section 4(2) of the Securities Act of 1933 (the "1933 Act") as described in the following paragraphs.

As part of the April 1997 merger into Exactly Sportswear, Inc., the Company's shareholders received one share for each share previously held, and the shareholders in Exactly Sportswear, Inc. received one share of stock for each three shares previously held. The surviving company (Exactly Sportswear) changed its name to Seirios International, Inc., and changed its trading symbol to "SRIN".

From February 1998 through July, 1998, thirteen accredited investors entered into Securities Purchase Agreements pursuant to which the purchasers purchased 1,953,333 shares of Common Stock for an aggregate amount of $208,000. Such securities were not registered under the Securities Act, in reliance upon
Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The purchase agreements contained representations of the purchasers that the shares would be held for an indefinite period of time and the shares bear restricted legends prohibiting their transfer except in accordance with securities laws.

In February - August, 1998, a limited number of accredited investors entered into Securities Purchase Agreements pursuant to which the purchasers purchased 3,436,688 shares of Common Stock for an aggregate amount of $298,616. Such securities were not registered under the Securities Act, in reliance upon
Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In April - July, 1999, a limited number of accredited investors entered into Securities Purchase Agreements pursuant to which the purchasers purchased 2,359,286 shares of Common Stock for an aggregate amount of $301,363. Such securities were not registered under the Securities Act, in reliance upon
Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In July 1999 - February, 2000, a limited number of accredited investors entered into Securities Purchase Agreements pursuant to which the purchasers purchased 2,205,553 shares of Common Stock for an aggregate amount of $330,833. Such securities were not registered under the Securities Act, in reliance upon
Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value, of which, as of November 1, 1999, 2,483,037.5 shares were issued and outstanding and held of record by approximately 8 stockholders.

The Company established a "Cumulative Convertible Series B Preferred Stock" and issued the above shares on September 1, 1998, in settlement of a dispute with then existing Common Stockholders. The Common Stock held by these Stockholders was returned to the Company's Treasury. The Preferred shares have a stated value of $.14 per share, and a dividend rate of 6% of the stated value in Year 1, 7% of the stated value in Year 2, and 8% of the stated value in Year 3. These shares are redeemable by the Corporation by payment at rates from 105% to 110% over the three year period, and must be redeemed no later than three (3) years from the date of issuance. Holders of the Preferred have no voting rights.

ITEM 5. - INDEMNIFICATION OF OFFICERS AND DIRECTORS

Sections 78.7502 and 78.751 of the Nevada General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Company's articles of incorporation (filed as an exhibit hereto) provides for indemnification of its directors, officers, employees and other agents to the extent and under the circumstances permitted by Sections 78.7502 and 78.751 of the Nevada General Corporation Law.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------


                                   CONTENTS
                                   --------

INDEPENDENT AUDITORS' REPORT....................................  F-2

CONSOLIDATED BALANCE SHEETS.....................................  F-3 & 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT...  F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS...........................  F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......................  F-7-12

                    HENDRICKS, GRAVES AND ASSOCIATES, RLLP
                        14001 GOLDMARK DRIVE, SUITE 115
                           DALLAS, TEXAS 75240-4253
                                 972-234-3333



                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

DIRECTORS
SEIRIOS INTERNATIONAL, INC.
DALLAS, TEXAS

     We have audited the accompanying consolidated balance sheets of SEIRIOS INTERNATIONAL, INC., and its SUBSIDIARY, as of March 31, 1998 and 1997, and the related consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEIRIOS INTERNATIONAL, INC., and its SUBSIDIARY as of March 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $804,736 during the year ended March 31, 1998, and as of that date, had a working capital deficiency of $330,647 and stockholder deficit of $522,988. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company plans to obtain additional financing by the issuance of additional stock of the Company.


                                    /s/ Hendricks, Graves and Associates,
                                    Hendricks, Graves and Associates, RLLP

December 21, 1998

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------


                                    ASSETS
                                    ------

                                                     MARCH 31
                                                -------------------
                                                  1998       1997
                                                ---------  --------
CURRENT ASSETS:
 Cash                                            $130,793  $ 93,272
 Certificate of deposit                            37,000
 Accounts receivable - Note B:
   Affiliated entities                                          971
   Other                                            1,886     7,276
 Unbilled revenues                                496,581   187,704
 Notes receivable from stockholders - Note D                138,825
 Prepaid expenses - Note E                         20,337    54,896
                                                 --------  --------

   Total current assets                           686,597   482,944
                                                 --------  --------

OFFICE EQUIPMENT - NOTE B                          65,103    64,466
 Less accumulated depreciation                     19,723     9,574
                                                 --------  --------

    Net office equipment                           45,380    54,892
                                                 --------  --------

OTHER ASSETS:
  Deposit                                          50,000
  Customer contracts less accumulated
    amortization of $35,263 as of
    March 31, 1997 - Note B
                                                             45,375
                                                 --------  --------

   Total other assets                              50,000    45,375
                                                 --------  --------

                                                 $781,977  $583,211
                                                 ========  ========


                                  (Continued)

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

               LIABILITIES AND STOCKHOLDERS' DEFICIT (CONTINUED)
               -------------------------------------------------

                                                            MARCH 31
                                                   --------------------------
                                                       1998          1997
                                                   ------------  ------------
CURRENT LIABILITIES:
 Notes payable:
   Insurance premium financing - Note F            $    20,337
   Affiliated entities - Note G                         12,799   $    25,000
 Accounts payable:
   Trade                                               272,883       226,390
   Stockholders                                                       12,170
   Employees                                                           3,193
 Accrued expenses                                      705,574       226,629
 Current portion of
   capital lease obligations - Note K                    5,651         5,162
                                                   -----------   -----------

    Total current liabilities                        1,017,244       498,544
                                                   -----------   -----------

OTHER LIABILITIES:
  Notes payable to affiliated entities - Note G        271,114        91,836
  Capital lease obligations,
    less current portion - Note K                       16,607        22,258
                                                   -----------   -----------

    Total other liabilities                            287,721       114,094
                                                   -----------   -----------


TOTAL LIABILITIES                                    1,304,965       612,638
                                                   -----------   -----------

STOCKHOLDERS' DEFICIT - NOTES A, H AND I:
 Preferred stock - Note H
 Common stock - 50,000,000, $.001 par
   value, shares authorized and
   17,384,346 and 3,930,000 shares
   issued and outstanding                               17,384         3,930
 Additional capital                                  1,291,661       993,940
 Accumulated deficit - Page 4                       (1,832,033)   (1,027,297)
                                                   -----------   -----------

   Net stockholders' deficit                          (522,988)      (29,427)
                                                   -----------   -----------

                                                   $   781,977   $   583,211
                                                   ===========   ===========

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
         -------------------------------------------------------------


                                            YEARS ENDED MARCH 31
                                          ------------------------
                                             1998         1997
                                          -----------  -----------
REVENUES - NOTE B                         $17,597,003  $12,284,578

DIRECT COSTS                               16,994,185   11,741,195
                                          -----------  -----------

  Gross profit                                602,818      543,383
                                          -----------  -----------


OPERATING COSTS AND EXPENSES
  Selling, general and administrative       1,337,280      942,998
  Depreciation and amortization                60,625       25,156
                                          -----------  -----------

    Total operating costs and expenses      1,397,905      968,154
                                          -----------  -----------

OPERATING LOSS                               (795,087)    (424,771)

INTEREST EXPENSE                                9,649       11,489
                                          -----------  -----------

NET LOSS                                     (804,736)    (436,260)


ACCUMULATED DEFICIT AT BEGINNING OF YEAR   (1,027,297)    (591,037)
                                          -----------  -----------


ACCUMULATED DEFICIT AT END OF YEAR        $(1,832,033)  (1,027,297)
                                          ===========  ===========


Net basic and diluted loss per share      $      (.05)
                                          ===========

Weighted average shares outstanding        17,068,173
                                          ===========

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------


                      (See Independent Auditors' Report.)

                                                      YEARS ENDED MARCH 31
                                                    -------------------------
                                                        1998          1997
                                                    -------------  ----------
OPERATING ACTIVITIES
--------------------

Net loss - Page 4                                      ($804,736)  ($436,260)

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation and amortization                          60,625      25,156
   Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable:
       Affiliated entities                                   971        (971)
       Other                                               5,390      (7,276)
      Increase in unbilled revenues                     (308,877)   (187,704)
     (Increase) decrease in prepaid expenses              34,559     (54,896)
      Increase in deposits                               (50,000)
      Increase (decrease) in accounts payable:
        Trade                                             46,493      41,925
        Stockholders                                     (12,170)     12,170
        Employees                                         (3,193)      3,193
      Increase in accrued expenses                       478,945     220,255
                                                       ---------   ---------

Net cash used by operating activities                   (551,993)   (384,408)
                                                       ---------   ---------

INVESTING ACTIVITIES
--------------------

Increase in certificate of deposit                       (37,000)
(Increase) decrease in note
  receivable from stockholder                            138,825    (138,825)
Property and equipment acquisitions                      (51,113)    (46,878)
Decrease in customer contracts                            45,375       7,825
                                                       ---------   ---------

Net cash used by investing activities                     96,087    (177,878)
                                                       ---------   ---------

                                  (Continued)

  The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
               ------------------------------------------------


                      (See Independent Auditors' Report.)

                                                    MARCH 31
                                             -----------------------
                                                 1998        1997
                                             ----------- -----------
FINANCING ACTIVITIES
--------------------

Increase in notes payable                       $ 20,337
(Increase) decrease in notes
  payable to affiliated entities                 167,077   $(57,103)
Increase in capital lease obligations             (5,162)    27,420
Proceeds from common stock issuance              311,175    628,920
                                                --------   --------

Net cash provided by financing activities        493,427    599,237
                                                --------   --------

INCREASE IN CASH                                  37,521     36,951

CASH AT BEGINNING OF YEAR                         93,272     56,321
                                                --------   --------

CASH AT END OF YEAR                             $130,793   $ 93,272
                                                ========   ========

SUPPLEMENTAL DATA:
   Interest paid                                $  4,652   $  6,204
   Common stock issued for services rendered         240     21,810
   Common stock issued for office equipment                  10,800

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                  CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                  ------------------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------

A.   COMPANY:

     Professional employer services are provided to customers. Operations are currently concentrated in Oklahoma and Texas. In addition, operations are conducted in several other states. Following the acquisition of SEIRIOS STAFF SERVICES, INC., the Company changed its name from EXACTLY SPORTSWEAR, INC. to SEIRIOS INTERNATIONAL, INC.

     The consolidated financial statements include the accounts of the Company and SEIRIOS STAFF SERVICES, INC., a wholly owned Subsidiary.

     Prior to acquiring the operating Subsidiary, the Company was inactive. On April 2, 1997 the Company reduced its outstanding stock by two-thirds (2/3) with a one for three reverse stock split. The Subsidiary Company was acquired by issuing 12,917,000 shares of common stock and 62 shares of preferred stock. The preferred stock is convertible into common stock at the rate of 20,000 shares of common stock for each share of preferred stock. As the Company was inactive, the purchase was treated as a reverse merger in accordance which generally accepted accounting principles and recorded as if the Subsidiary acquired the Parent Company, SEIRIOS INTERNATIONAL, INC.


B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     1. Revenues - Revenues are recognized on the completion of payroll periods.

     2. Accounts Receivable - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectible or doubtful of collection are written off and charged against income when such determinations are made.

     3. Equipment - Equipment is stated at cost less accumulated depreciation which is provided by charges to income over estimated useful lives using the straight line method.

     4. Customer Contracts - The costs of purchased customer contracts are recorded as an asset and amortized over five years using the straight line method.

     5. Use Of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------


C.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The carrying amounts of accounts and notes receivable, accounts and notes payable and capital lease obligations in the balance sheets approximate fair value.

D.   NOTES RECEIVABLE FROM STOCKHOLDERS:

     Three stockholders gave promissory notes totalling $138,825 to the Company for the issuance of 2,776,500 shares of the Company's common stock.

     The stockholders on June 30, 1997, paid $52,500 and contributed art work valued at approximately $102,000 to the Company in satisfaction of the notes. Accordingly, the notes are recognized as assets on the Company's March 31, 1997 balance sheet instead of an increase in stockholders' deficit.

E.   PREPAID EXPENSES:

          Prepaid expenses consist of:                     MARCH 31
                                                    --------------------
                                                       1998       1997
                                                    ----------  --------

          Prepaid insurance premiums                $20,337     $29,632
          Prepaid legal expense                                  21,790
          Prepaid rental of office facilities                     2,629
          Prepaid telephone expense                                 845
                                                    -------     -------

                                                    $20,337      54,896
                                                    =======     =======

F.   NOTE PAYABLE:                                  MARCH 31
                                                      1998
                                                    --------

   Insurance premium financing note requiring
   monthly payments of $3,041 including
   interest at an annual rate of 7.1% through
   October 1998.
                                                    $20,337
                                                    =======

                                                           MARCH 31
                                                     -------------------
G. NOTES PAYABLE TO AFFILIATED ENTITIES:               1998       1997
                                                     ---------  --------

   Promissory note to an entity controlled by
   a stockholder, bearing interest at an
   annual rate of eight percent and requiring
   monthly payments of interest. The Company
   discontinued making the required interest
   payments in September 1996.                       $135,557    $45,918

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------

                                                                              MARCH 31
                                                               ------------------------------------------
G.    NOTES PAYABLE TO AFFILIATED ENTITIES (Cont'd):                 1998                  1997
                                                               -----------------    ---------------------
     Promissory note to a stockholder bearing
     interest at an annual rate of eight percent
     and requiring monthly payments of interest.
     The Company discontinued making the required
     interest payments in September 1996.                          $135,557               $ 45,918

     Installment note payable on demand and bearing
     interest at an annual rate of ten percent. The
     Company has disputed the note obligations.                      12,799                 25,000
                                                                   --------               ---------

                                                                    283,913                116,836

      Less amounts without maturity dates and
      considered by the Company to be long-term                     271,114                 91,836
                                                                   --------               --------

                                                                   $ 12,799                 25,000
                                                                   ========               ========

H.   PREFERRED STOCK:

     1. Series A Convertible Preferred Stock - In April 1997, the Company authorized and issued sixty-two (62) shares of Series A Convertible Preferred Stock, with a par value of $.001, in connection with the acquisition of the Subsidiary Company. Each preferred share of stock is convertible into 20,000 shares of common stock.

     2. Series B Cumulative Convertible Preferred Stock - In September 1998, the Company authorized and issued 3,187,433 shares of Series B Cumulative Convertible Preferred Stock, with a stated value $.14 each, in connection with a Bankruptcy Petition settlement. Cumulative cash dividends are payable for three years. The Company is required to redeem the preferred shares within three years of issue date. The per share redemption price is 105% to 110% of the $.14 stated value, depending on the time of redemption.

     3. Series C Cumulative Convertible Preferred Stock - In September 1998, the Company authorized and issued 107,143 shares of Series C Cumulative Convertible Preferred Stock, with a stated value $.14 each, in connection with the Bankruptcy Petition settlement. Cumulative cash dividends are payable for three years. The Company is required to redeem the preferred shares within three years of issue date. The per share redemption price is 105% to 110% of the $.14 stated value, depending of the time of redemption.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------


I.   COMMON STOCK WARRANTS:

     The Company has outstanding 78,700 "A" warrants and 78,700 "B" warrants. Each "A" warrant is exercisable into one common share for $6.00. The exercise period of the "A" warrants is one year after the effective date of the registration of the "A" warrants and has been extended by the Board of Directors for an additional one year. Each "B" warrant is exercisable into one common share for $8.00. The exercise period of the "B" warrant is for two years after the effective date to the registration of the "B" warrants with the Securities and Exchange Commission. The exercise period may be extended by the Board of Directors for an additional 365 days.

     None of the warrants have been registered with the Securities and Exchange Commission. These warrants will expire upon action by the Board of Directors.

J.   OPERATING LEASES:

     The Company leases office facilities and certain equipment under operating leases. At March 31, 1998, minimum annual rental commitments on leases for the four years ending March 31, 2002, were $45,946, $47,294, $48,165 and
     $24,505, respectively.

K.   CAPITAL LEASES:

     Certain equipment is leased through capital leases. At March 31, 1998, office equipment included capitalized lease amounts of $28,359 with associated amortization of $9,453.

     At March 31, 1998, annual minimum lease payments for the four years ending March 31, 2002 are:

     Year ending March:               1999          $ 7,440
                                      2000            7,440
                                      2001            7,440
                                      2002            3,749
                                                    -------

     Total future minimum lease payments             26,069
     Less amount considered interest expense          3,811
                                                    -------

     Amount considered principal                     22,258
     Less current portion                             5,651
                                                    -------

                                                    $16,607
                                                    =======

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1998 AND 1997
                      -----------------------------------



L.   INCOME TAX LOSS CARRYFORWARDS:

     The Company has income tax loss carryforwards totalling approximately $1,635,000 that may be offset against future taxable income. If not used, the loss carryforwards will expire as follows:

     Years ending March 31:     2011      $  587,303
                                2012         426,543
                                2013         806,667
                                          ----------

                                          $1,820,513
                                          ==========

M.   RELATED PARTY TRANSACTIONS:

     An entity, related by common ownership and management, serves as a sales representative for the Company. Commissions totaling $35,470 were paid to the affiliated entity during the year ended December 31, 1998.

N.   SUBSEQUENT EVENT:

     In June 1998, several stockholders and creditors filed a Petition For Involuntary Bankruptcy against the Company. The Petition was filed in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. Following negotiations with the stockholders and creditors, the Petition was dismissed on October 14, 1998.

     In December 1998, certain stockholders exchanged common shares for non-voting preferred stock. The stockholders received one preferred share in exchange for two common shares. Management has included the effect of this transaction in the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------

                    AND NINE MONTHS ENDED DECEMBER 31, 1999
                    ---------------------------------------


                                   CONTENTS
                                   --------

INDEPENDENT AUDITORS' REPORT......................................    F-14

CONSOLIDATED BALANCE SHEETS.......................................    F-15 & 16

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT.....    F-17

CONSOLIDATED STATEMENTS OF CASH FLOWS.............................    F-18 & 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS........................    F-20-24

CONSOLIDATED BALANCE SHEET (UNAUDITED) DECEMBER 31, 1999..........    F-25 & 26

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
  (UNAUDITED).....................................................    F-27 & 28


                    HENDRICKS, GRAVES AND ASSOCIATES, RLLP
                        14001 GOLDMARK DRIVE, SUITE 115
                           DALLAS, TEXAS 75240-4253
                                 972-234-3333


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

DIRECTORS
SEIRIOS INTERNATIONAL, INC.
DALLAS, TEXAS

     We have audited the accompanying consolidated balance sheets of SEIRIOS INTERNATIONAL, INC., and its SUBSIDIARY, as of March 31, 1999 and 1998, and the related consolidated statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SEIRIOS INTERNATIONAL, INC., and its SUBSIDIARY as of March 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $427,698 during the year ended March 31, 1999, and as of that date, had a working capital deficiency of $392,389 and stockholder deficit of $349,499. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company plans to obtain additional financing by the issuance of additional stock of the Company.


                                    /s/ Hendricks, Graves and Associates, RLLP
                                        Hendricks, Graves and Associates, RLLP

December 31, 1999

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------


                                    ASSETS
                                    ------

                                                MARCH 31
                                        -----------------------
                                           1999         1998
                                        -----------  ----------
CURRENT ASSETS:
 Cash                                     $139,155    $130,793
 Certificate of deposit                                 37,000
 Accounts receivable - Note A and B:
   Trade                                       500
   Other                                                 1,886
 Unbilled revenues                         553,531     496,581
 Notes receivable from stockholders         26,000
 Prepaid expenses - Note E                  54,879      20,337
                                          --------    --------

   Total current assets                    774,065     686,597
                                          --------    --------


OFFICE EQUIPMENT - NOTE B                  110,406      65,103
 Less accumulated depreciation              44,160      19,723
                                          --------    --------

    Net office equipment                    66,246      45,380
                                          --------    --------

OTHER ASSETS:
  Deposit                                               50,000
                                          --------    --------

                                          $840,311    $781,977
                                          ========    ========

                                  (Continued)

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

               LIABILITIES AND STOCKHOLDERS' DEFICIT (CONTINUED)
               -------------------------------------------------

                                                             MARCH 31
                                                   --------------------------
                                                      1999           1998
                                                   -----------   ------------
CURRENT LIABILITIES:
 Notes payable:
   Insurance premium financing - Note E                          $    20,337
   Affiliated entity - Note G                     $    12,799         12,799
 Accounts payable:
   Trade                                              129,161        272,883
   Stockholders
   Employees
 Accrued expenses                                     728,215        705,574
 Current portion of long-term debt:
   Notes payable to affiliated entities Note G        271,114
   Capital lease obligation                            25,165          5,651
                                                  -----------    -----------

    Total current liabilities                       1,166,454      1,017,244
                                                  -----------    -----------

LONG-TERM DEBT, less current portion:
  Notes payable to affiliated entities - Note G                      271,114
  Capital lease obligations - Note K                   23,356         16,607
                                                  -----------    -----------

    Total long-term debt                               23,356        287,721
                                                  -----------    -----------


TOTAL LIABILITIES                                   1,189,810      1,304,965
                                                  -----------    -----------

STOCKHOLDERS' - NOTES A, D, H, I AND M:
 Preferred stock                                        2,498
 Common stock - 50,000,000, $.001 par,
   value, shares authorized and
   20,334,080 and 17,384,346 shares
    issued and outstanding                             20,334         17,384
 Additional capital                                 1,944,649      1,291,661
 Accumulated deficit - Page 4                      (2,259,731)    (1,832,033)
 Treasury stock                                        (5,249)
 Uncollected note receivable
   for stock issuance                                 (52,000)
                                                  -----------    -----------

     Total stockholders' equity                      (349,499)      (522,988)
                                                  -----------    -----------

                                                  $   840,311    $   781,977
                                                  ===========    ===========

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
         -------------------------------------------------------------


                                            YEARS ENDED MARCH 31
                                          ------------------------
                                             1999         1998
                                          -----------  -----------

REVENUES - NOTE B                         $19,428,620  $17,597,003

DIRECT COSTS                               18,727,352   16,944,185
                                          -----------  -----------

  Gross profit                                701,268      602,818
                                          -----------  -----------


OPERATING COSTS AND EXPENSES
  Selling, general and administrative       1,079,552    1,337,280
  Depreciation and amortization                24,437       60,625
                                          -----------  -----------

    Total operating costs and expenses      1,103,989    1,397,905
                                          -----------  -----------

OPERATING LOSS                               (402,721)    (795,087)

INTEREST EXPENSE                               24,977        9,649
                                          -----------  -----------

NET LOSS                                     (415,830)    (804,736)

Preferred stock dividend requirements          11,868
                                          -----------  -----------

NET LOSS APPLICABLE TO COMMON SHARES         (427,698)    (804,736)

ACCUMULATED DEFICIT AT BEGINNING OF YEAR   (1,832,033)  (1,027,297)
                                          -----------  -----------

ACCUMULATED DEFICIT AT END OF YEAR        $(2,259,731)  (1,832,033)
                                          ===========  ===========

Net basic and diluted loss per share      $      (.02) $      (.05)
                                          ===========  ===========

Weighted average shares outstanding        18,089,502   17,068,173
                                          ===========  ===========


   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------

                      (See Independent Auditors' Report.)


                                                     YEARS ENDED MARCH 31
                                                   -------------------------
                                                       1999          1998
                                                   -------------  ----------
OPERATING ACTIVITIES
--------------------

Net loss - Page 4                                     $(415,830)  $(804,736)

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                          24,437      60,625
   Changes in operating assets and liabilities:
     Increase in accounts receivable:
       Trade                                               (500)
       Affiliated entities                                              971
       Other                                              1,886       5,390
      Increase in unbilled revenues                     (56,950)   (308,877)
     (Increase) decrease in prepaid expenses            (34,542)     34,559
     (Increase) decrease in deposits                     50,000     (50,000)
     (Increase) decrease in accounts payable:
        Trade                                          (143,722)     46,494
        Stockholders                                                (12,170)
        Employees                                                    (3,193)
      Increase in accrued expenses                       22,641     658,222
                                                      ---------   ---------

Net cash used by operating activities                  (552,580)   (372,715)
                                                      ---------   ---------

INVESTING ACTIVITIES
--------------------

 Increase (decrease) in certificate of deposit          (37,000)    (37,000)
 (Increase) Decrease in note
   receivable from stockholder                          (26,000)    138,825
 Property and equipment acquisitions                    (45,303)    (51,113)
 Decrease in customer contracts                                      45,375
                                                      ---------   ---------

Net cash (used) by investing activities                 (34,303)     96,087
                                                      ---------   ---------


                                  (Continued)

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
               ------------------------------------------------

                      (See Independent Auditors' Report.)

                                                            MARCH 31
                                                      --------------------
                                                         1999       1998
                                                      ---------  ---------
FINANCING ACTIVITIES
--------------------

Increase (decrease) in notes payable:
  Insurance premium financing                         $(20,337)  $ 20,337
  Affiliated entities                                             (12,201)
Increase (decrease) in capital
  lease obligations                                     26,263     (5,162)
Proceeds from common stock issuance                    606,436    311,175
Purchase of treasury stock                              (5,249)
Preferred dividends paid                               (11,868)
                                                      --------   --------

Net cash provided by financing activities              595,245    314,149
                                                      --------   --------

INCREASE IN CASH                                         8,362     37,521


CASH AT BEGINNING OF YEAR                              130,793     93,272
                                                      --------   --------

CASH AT END OF YEAR                                   $139,155   $130,793
                                                      ========   ========

SUPPLEMENTAL DATA:
   Interest paid                                      $ 17,630   $  4,652
   Common stock issued for services rendered                          240

   The accompanying notes are an integral part of the financial statements.

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                  CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                  ------------------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------

A. COMPANY:

   Professional employer services are provided to customers. Operations are currently concentrated in Oklahoma and Texas. In addition, operations are conducted in several other states. Following the acquisition of SEIRIOS STAFF SERVICES, INC., the Company changed its name from EXACTLY SPORTSWEAR, INC. to SEIRIOS INTERNATIONAL, INC.

   The consolidated financial statements include the accounts of the Company and SEIRIOS STAFF SERVICES, INC., a wholly owned Subsidiary.

   Prior to acquiring the operating Subsidiary, the Company was inactive. On April 2, 1997 the Company reduced its outstanding stock by two-thirds (2/3) with a one for three reverse stock split. The Subsidiary Company was acquired by issuing 12,917,000 shares of common stock and 62 shares of preferred stock. The preferred stock was convertible into common stock at the rate of 20,000 shares of common stock for each share of preferred stock. As the Company was inactive, the purchase was treated as a reverse merger in accordance which generally accepted accounting principles and recorded as if the Subsidiary acquired the Parent Company, SEIRIOS INTERNATIONAL, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   1. Revenues - Revenues are recognized on the completion of payroll periods.

   2. Accounts Receivable - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectible or doubtful of collection are written off and charged against income when such determinations are made.

   3. Equipment - Equipment is stated at cost less accumulated depreciation which is provided by charges to income over estimated useful lives using the straight line method.

   4. Use Of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

   The carrying amounts of accounts and notes receivable, accounts and notes payable and capital lease obligations in the balance sheets approximate fair value.

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------


D. NOTES RECEIVABLE FROM STOCKHOLDERS:

   Three stockholders gave promissory notes totalling $78,000 to the Company for the issuance of 520,000 shares of the Company's common stock.

   In accordance with generally accepted accounting principles, the outstanding balance of the notes, at report issue date, is recognized as an increase in stockholders' deficit.

E. PREPAID EXPENSES:

   Prepaid expenses consist of:                                    MARCH 31
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
        Prepaid insurance premiums                           $ 43,596   $ 20,337
        Prepaid legal expense                                  10,000
        Other                                                   1,283
                                                             --------   --------

                                                             $ 54,879     20,337
                                                             ========   ========

F. NOTE PAYABLE:                                                        MARCH 31
                                                                          1998
                                                                        --------
   Insurance premium financing note requiring
   monthly payments of $3,041 including interest
   at an  annual  rate of 7.1% through  October
   1998.                                                                $ 20,337
                                                                        ========


                                                                   MARCH 31
                                                             -------------------
G. NOTES PAYABLE TO AFFILIATED ENTITIES:                       1999       1998
                                                             --------   --------
   Promissory note to an entity controlled by a
   stockholder, bearing interest at an annual
   rate of  eight  percent and requiring monthly
   payments of interest. The Company discontinued
   making  the  required  interest payments in
   September 1996.                                           $135,557   $135,557

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------

                                                                MARCH 31
                                                          --------------------
G. NOTES PAYABLE TO AFFILIATED ENTITIES (Cont'd):           1999        1998
                                                          --------    --------
   Promissory note to a stockholder bearing
   interest at an annual rate of eight percent
   and requiring monthly payments of interest.
   The Company discontinued making the required
   interest payments in September 1996.                   $135,557    $135,557

   Installment note payable on demand and
   bearing interest at an annual rate of ten
   percent.  The Company has disputed the note
   obligation.                                              12,799      12,799
                                                          --------    --------

                                                           283,913     283,913

   Less amounts without maturity dates and
   considered by the Company to be long-term                           271,114
                                                          --------    --------

                                                          $283,913      12,799
                                                          ========    ========


H. PREFERRED STOCK:

   1. Series A Convertible Preferred Stock - In April 1997, the Company authorized and issued sixty-two (62) shares of Series A Convertible Preferred Stock, with a par value of $.001, in connection with the acquisition of the Subsidiary Company. Each preferred share of stock is convertible into 20,000 shares of common stock.

   2. Series B Cumulative Convertible Preferred Stock - In September 1998, the Company authorized and issued 3,187,433 shares of Series B Cumulative Convertible Preferred Stock, with a stated value $.14 each, in connection with a Bankruptcy Petition settlement. Cumulative cash dividends are payable for three years. The Company is required to redeem the preferred shares within three years of issue date. The per share redemption price is 105% to 110% of the $.14 stated value, depending on the time of redemption.

   3. Series C Cumulative Convertible Preferred Stock - In September 1998, the Company authorized and issued 107,143 shares of Series C Cumulative Convertible Preferred Stock, with a stated value $.14 each, in connection with the Bankruptcy Petition settlement. Cumulative cash dividends are payable for three years. The Company is required to redeem the preferred shares within three years of issue date. The per share redemption price is 105% to 110% of the $.14 stated value, depending of the time of redemption.

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------


I. COMMON STOCK WARRANTS:

   The Company has outstanding 78,700 "A" warrants and 78,700 "B" warrants. Each "A" warrant is exercisable into one common share for $6.00. The exercise period of the "A" warrants is one year after the effective date of the registration of the "A" warrants and has been extended by the Board of Directors for an additional one year. Each "B" warrant is exercisable into one common share for $8.00. The exercise period of the "B" warrant is for two years after the effective date to the registration of the "B" warrants with the Securities and Exchange Commission. The exercise period may be extended by the Board of Directors for an additional 365 days.

   None of the warrants have been registered with the Securities and Exchange Commission. These warrants will expire upon action by the Board of Directors.

J. OPERATING LEASES:

   The Company leases office facilities and certain equipment under operating leases. At March 31, 1999, minimum annual rental commitments on leases for the three years ending March 31, 2002, were $47,294, $48,165 and $24,505, respectively, and none thereafter.

K. CAPITAL LEASES:

   Certain equipment is leased through capital leases. At March 31, 1999, office equipment included capitalized lease amounts of $28,359 with associated amortization of $9,453.

   At March 31, 1999, annual minimum lease payments for the four years ending March 31, 2002 are:


   Year ending March:                   2000                   $31,113
                                        2001                    21,250
                                        2002                     3,749
                                                               -------

   Total future minimum lease payments                          56,112
   Less amount considered interest expense                       7,591
                                                               -------

   Amount considered principal                                  48,521
   Less current portion                                         25,165
                                                               -------

                                                               $23,356
                                                               =======

                                  (Continued)

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  ------------------------------------------

                CONSOLIDATED NOTES TO BALANCE SHEET (CONTINUED)
                -----------------------------------------------

                      YEARS ENDED MARCH 31, 1999 AND 1998
                      -----------------------------------



L. INCOME TAX LOSS CARRYFORWARDS:

   The Company has income tax loss carryforwards totalling approximately $1,635,000 that may be offset against future taxable income. If not used, the loss carryforwards will expire as follows:


   Years ending March 31:              2011                    $  587,303
                                       2012                       426,543
                                       2013                       806,667
                                       2014                       419,631
                                                               ----------

                                                               $2,240,144
                                                               ==========

M. RELATED PARTY TRANSACTIONS:

   An entity, related by common ownership and management, serves as a sales representative for the Company. Commissions paid to the affiliated entity during the years ended March 31, 1999 and 1998 were $74,137 and $35,470, respectively.

N. SUBSEQUENT EVENT:

   In 1995, two stockholders advanced approximately $525,000 to the Company in exchange for notes payable and common stock. The transaction was recorded as proceeds from notes payable of $150,000 and common stock issuance of approximately $375,000. Later the stockholders claimed the entire amount was a loan to the Company and requested full repayment.

   As a result, the Company filed for bankruptcy protection on April 1, 1999. With the court's supervision, a mutual agreement was accomplished. The agreement provided that:

    1. The Company would pay the stockholders $300,000 no later than December 1, 1999.
    2. The stockholders would transfer their stock and notes to the Company.

   The Bankruptcy Court confirmed the plan on November 12, 1999.

   Management has included the effect of this transaction in the financial statements.

                   SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                   -----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                    ASSETS
                                    ------
                               Fiscal Year 2000
                               December 31, 1999
                                  (Unaudited)


                                                               DECEMBER 31, 1999
                                                               -----------------
CURRENT ASSETS:

        Cash                                                         138,434
        Accounts receivable                                           13,861
        Unbilled Revenue                                             155,686
        Notes Receivable                                              52,000
        Prepaid expenses                                              16,558
                                                                  ----------

            Total current assets                                     376,539
                                                                  ----------

OFFICE EQUIPMENT                                                     115,372
        Less accumulated depreciation                                (66,682)
                                                                  ----------

                                                                      48,690
                                                                  ----------


OTHER ASSETS:
        Deposits                                                       7,000
                                                                  ----------

            Total other assets                                         7,000
                                                                  ----------

TOTAL ASSETS:                                                        432,230
                                                                  ==========


                     LIABILITIES AND STOCKHOLDERS' DEFICIT
                     -------------------------------------

CURRENT LIABILITIES:

        Notes payable                                                 12,799
        Accounts payable                                             137,656
        Accrued expenses                                             409,985
        Capital lease obligations                                     30,107
        Other current liabilities                                     25,000

             Total current liabilities                               615,547
                                                                  ----------

OTHER LIABILITIES:

        Long-Term liabilities                                              0
                                                                  ----------

            Total other liabilities                                        0
                                                                  ----------

TOTAL LIABILITIES:                                                   615,547
                                                                  ==========

                   SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                   ------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                    ASSETS
                                    ------
                               Fiscal Year 2000
                               December 31, 1999
                                 (Unaudited)

                             STOCKHOLDERS' DEFICIT
                             ---------------------

     Treasury Stock                                             (5,249)
     Preferred Stock                                             2,498
     Common Stock                                               26,462
     Additional Capital                                      2,295,822
     Accumulated deficit                                    (2,502,850)
                                                          ------------

          Net stockholders' deficit                           (183,317)
                                                          ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    432,230
                                                          ============

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND ACCUMULATED DEFICIT
                    for nine months ended December 31, 1999
                               Fiscal Year 2000
                                  (Unaudited)


                                                  YEAR TO DATE DECEMBER 31, 1999
                                                  ------------------------------
REVENUES                                                      14,238,019

DIRECT COSTS                                                  13,586,081
                                                            ------------

    Gross Profit                                                 651,938

OPERATING COSTS AND EXPENSES                                     866,519
                                                            ------------

OPERATING LOSS                                                  (214,581)

INTEREST EXPENSE                                                  28,538
                                                            ------------

NET LOSS                                                        (243,119)

ACCUMULATED DEFICIT AT BEGINNING OF YEAR                      (2,259,731)
                                                            -------------

ACCUMULATED DEFICIT YEAR TO DATE                              (2,502,850)
                                                            =============

                  SEIRIOS INTERNATIONAL, INC. AND SUBSIDIARY
                  CONSOLIDATED STATEMENT OF SOURCES & (USES)
                            AS OF DECEMBER 31, 1999
                                  (Unaudited)


OPERATING ACTIVITIES
Net Loss                                                            $ (243,118)
    Adjustments to Reconcile Net Income to Net
        Cash Provided by Operating Activities:
             Depreciation and Amortization                              66,682
    Changes in Operating Assets and Liabilities
        (Increase)/decrease in Accounts Receivable                     (13,361)
        (Increase)/decrease in Note Receivable                         (26,000)
        (Increase)/decrease in Unbilled revenues                       397,845
        (Increase)/decrease in Prepaid Expenses                         38,321
        (Increase)/decrease in Letter of Credit                              -
        (Increase)/decrease in Other Assets                             (7,000)
        Increase/(decrease) in Accounts Payable                          8,495
        Increase/(decrease) in Accrued Expenses                       (318,230)
        Increase/(decrease) in Other Current Liabilities                25,000
                                                                    ----------

                                                                    ----------
        Net Cash Used by Operations                                    (71,366)
                                                                    ----------

INVESTING ACTIVITIES
    Property and Equipment Acquisitions                                  4,966
                                                                    ----------

                                                                    ----------
        Net Cash Provided by Investing Activities                        4,966
                                                                    ----------

FINANCING ACTIVITIES
    Increase/(decrease) in Notes Payable                              (258,315)
    Proceeds from Sale of Stock                                        317,241
    Increase/(decrease) in Line of Credit                                    -
    Payments on Capitalized Lease Obligations                            6,751
                                                                    ----------

                                                                    ----------
        Net Cash Provided by Financing Activities                       65,677
                                                                    ----------

CASH AT BEGINNING OF YEAR                                              139,156

INCREASE (DECREASE) IN CASH                                               (722)

                                                                    ----------
CASH BALANCE                                                          $138,434
                                                                    ==========


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 28th day of February, 2000

                                SEIRIOS INTERNATIONAL, INC.


                                   /s/ DONALD C. DALBOSCO
                                By ________________________
                                   Donald C. Dalbosco
                                   Chief Executive Officer

PART III

ITEM 1.  INDEX TO EXHIBITS

3.1   Certificate of Incorporation of the Company

3.2   Bylaws of the Company

3.3   Certificate of Amendment to Articles of Incorporation

3.4   Articles of Merger

3.5   Certificate of Amendment to Articles of Incorporation

4.1   Specimen of Common Stock Certificate

10.1 Stock Purchase Agreement between the Company and Staff Sourcing Services, Inc.

10.2  Employment Agreement with John H. Simmons

10.3  Agreement and Plan of Exchange among  Registrant and Exactly Sportswear
      Inc.

10.4  Agreement and Plan of Merger among Registrant and Exactly Sportswear, Inc.

10.5  Articles of Exchange

10.6 Articles of Incorporation for Subsidiary Combined Staffing Services, Inc. (Seirios Staff Services, Inc.

10.7 Certificate of Amendment (name change) of Subsidiary Combined Staffing Services, Inc.

21.   Subsidiaries of Registrant

27.1  Financial Data Schedule

                                       34